Mail Stop 3561

June 8, 2006

Via U.S. Mail and Facsimile

Daniel P. McGarvey
Greenwich Capital Markets, Inc.
600 Steamboat Road
Greenwich, CT 06830

Re: Arran Funding Limited
Post-Effective Amendment no. 1 to Registration Statement on Form S-3
Filed May 15, 2006
File No. 333-128502, 01 and 02

Dear Mr. McGarvey:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Registration Statement Cover Page

6. Please revise to indicate that Arran Funding Limited is the "issuing entity" with respect to the notes. Please also revise on the cover for your form of prospectus supplement provided as Appendix G and elsewhere as appropriate. See, for example, the second sentence of the second paragraph under "The issuing entity" on page 13 of the base prospectus.

7. Please also revise to indicate that RBS Card Securitisation Funding Limited is also the "issuing entity" with respect to the loan notes. Accordingly, please revise throughout the prospectus.

Base Prospectus

8. Please provide your analysis as to why you are not a series trust. We note statements like the following on page 66 of the base which raises the question: "The property of the receivables trust will be held by the receivables trustee on trust either on an undivided basis for all beneficiaries or on trust on a segregated basis for certain beneficiaries only as specified in a supplement…".

The Parties, page 13
The Arranger, page 13

9. Please revise to identify the "sponsor" of the transaction. Please refer to Item 1101(l) of Regulation AB.

The issuing entity, page 13

10. We note that the "loan note issuer" appears to be the "depositor" for this transaction. Please revise to identify the party as the "depositor" throughout the document, as appropriate. Refer to Item 1101(e) of Regulation AB. We suggest that you use the terms provided by the Regulation wherever possible, which will assist investors in understanding your transaction.

The Receivables, page 14

11. Your summary should provide a brief discussion of the size and material characteristics of the asset pool. Please revise here or in an appropriate place in the prospectus supplement. Refer to Item 1103(a)(2) of Regulation AB.

The Receivables Trust, page 14

12. Please provide a brief summary of circumstances of when pool assets can otherwise be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

Interest, page 18

13. We note that each note will accrue interest at either a fixed or floating rate, which will be specified in the prospectus supplement. Please confirm to us that in no eventuality will you use an index which is not an index of interest rates for debt, e.g. a commodities or stock index.

Credit Enhancement, page 18

14. We note your disclosure that credit enhancement "will be described further in the relevant final terms." Please note that all forms of credit enhancement you contemplate must be described in the base prospectus. We also note your risk factor on the top of page 29. Please revise your base prospectus accordingly or advise. Please also revise your prospectus supplement to provide form of disclosure to indicate that you will provide all of the information as outlined in Item 1114 of Regulation AB. Refer to Item 1103(a)(3)(ix).

15. Furthermore, please provide in an appropriate place here or in the prospectus supplement, a brief summary of how losses not covered by enhancements or credit support will be allocated to the securities or classes of securities. Refer to Item 1103(a)(3)(ix).

Taxation, page 18

16. Please revise to summarize the federal income tax issues material to investors of each class of securities offered. Refer to Item 1103(a)(8) of Regulation AB.

Series expense loan drawings, page 38

17. We note your disclosure here that the issuing entity will pay amounts due on the series expense loan from excess spread. Because the expense will be paid or will be payable out of the cash flows from the pool assets, please include them in your table on page 16. Refer to Item 1113(c) of Regulation AB.

Account Origination, page 50

18. We note that additional accounts in the future may be "selected using eligibility criteria different from those used in selecting the designated accounts." Please revise to disclose that you will disclose any material changes to your pool selection criteria or procedures on Form 10-D or advise. Refer to Item 1121(a)(14) of Regulation AB.

Description of Swap Agreements, page 163

19. Please confirm that in any case, a swap agreement will not be based on anything other than an index for interest or currency or tell us how the agreement would meet the definition of an asset backed security.

Appendix G, page 201
Final Terms, page 201

20. We note you identify the asset type on the cover of the base prospectus. Please revise to identify the asset type on the cover page of the prospectus supplement. Refer to Item 1102(c) of Regulation AB.

Important Notices, page 202

21. Please refer to the fifth paragraph and delete the first sentence. Please note that a disclaimer for material information made by an underwriter or their affiliates is inappropriate.

Transaction Features, page 206

22. We note that if the terms in the prospectus supplement "differ" from the terms in the base prospectus, the terms in the prospectus supplement will apply. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

23. Please revise to provide a brief summary of the flow of funds, payment priorities and allocations among the classes of securities, offered and not offered, as applicable in the prospectus supplement. We note your disclosure on page 16 of the base prospectus. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Bank Portfolio Information, page 212

24. We note your table disclosing yield information for the bank portfolio, but could not locate similar disclosure for the asset pool only. Please advise or revise. Refer to Item 1111(b)(8)(iv) of Regulation AB.

Receivables Information, page 216
General

25. We could not locate disclosure for the asset pool related to balance reductions granted for refunds, returns, fraudulent charges or other reasons. Please advise or revise. Refer to Item 1111(b)(8)(vii) of Regulation AB.

26. We note on page 50 of the base prospectus that you utilize a credit scoring system and that you continually evaluate an account holder's credit behavior using an account management system. Please revise your disclosure here to provide information which will help investors have the same understanding about the

credit behavior of the account holders which they would have had if you had used standardized credit scores. We are not requesting proprietary information.

Composition by Period of Delinquency, page 217

27. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. Refer to General Instruction 5.(a)(ii) of Form S-3 and Item 1101(d) of Regulation AB.

28. We note your disclosure on page 53 of the base prospectus that an account is charged-off "on the 12th day of the first month in which such account is 365 days delinquent." Please note that at minimum, delinquency information should be presented through charge-off by number of accounts as well as by dollar amounts. Refer to Item 1100(b)(1) of Regulation AB and Instruction 1.b. of Item 1101(c).

Signatures, page W-9

29. Please revise the signature page to indicate that Arran Funding Limited is the "issuing entity" of the notes, not the issuer.

Signatures, page W-11

30. Please revise the signature page to indicate that RBS Cards Securitisation Funding Limited is the "depositor" and also the "issuing entity" with respect to the loan notes.

Part II
Item 16. Exhibits

31. We note that you have incorporated your tax and legal opinions from another filing. Please note that tax and legal opinions will need to be filed prior to effectiveness. Please refer to footnote 133 of the Regulation AB adopting release.

Exhibit 4.10

32. Please refer to section 2.4.2. We could not locate the definition of the term "Servicing Criteria" within the agreement. Please advise or revise. We note your disclosure on page 78 of the base prospectus that the assessment of compliance will be based on "all applicable servicing criteria set forth in relevant SEC regulations…"

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Daniel P. McGarvey
Arran Funding Limited
June 8, 2006
Page 8

       You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Lewis Rinaudo Cohen, Esq.
       Clifford Chance US LLP
       Fax: (212) 878-8375